Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Nasdaq, Inc. for the registration of shares of common stock, preferred stock, depositary shares, debt securities, warrants, subscription rights, purchase contracts and purchase units, and to the incorporation by reference therein of our reports dated February 21, 2024, with respect to the consolidated financial statements of Nasdaq, Inc. and the effectiveness of internal control over financial reporting of Nasdaq, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2023, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York

April 30, 2024